UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
Biostem U.S. Corporation

(Name of Issuer)
Common stock, par value $0.001

(Title of Class of Securities)
090686 10 6

(CUSIP Number)
April 1, 2011

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1(b)
     ☑ Rule 13d-1(c)
     ☐ Rule 13d-1(d)
*	The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No.	090686 10 6

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Daniel Steven Katz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		1,249,568

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,449,568

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,249,568

WITH	8	SHARED DISPOSITIVE POWER

		1,449,568

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,699,136

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ Not applicable.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1.
(a)	Name of Issuer:

Biostem U.S. Corporation

(b)	Address of Issuer’s Principal Executive Offices:

1266 Turner Street Clearwater, FL 33756
Item 2.
(a)	Name of Person Filing:

Daniel Steven Katz (“Mr. Katz”)

(b)	Address of Principal Business Officer or, if none, Residence:

4911 NE 27th Avenue Light House Point, FL 33064

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common stock, par value $0.001 (“Shares”).

(e)	CUSIP Number:

090686 10 6
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(iii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(iii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.1
(a)	Amount beneficially owned:

Item 9 of the cover page of this Schedule 13G is hereby incorporated by reference.

As of April 1, 2011, Mr. Katz is the beneficial owner of an aggregate 2,699,136 Shares. Mr. Katz directly owns and has sole voting and investment power with respect to 1,249,568 Shares. As described in further detail below, Mr. Katz has acquired indirect beneficial ownership of an aggregate 1,449,568 Shares that are directly held by certain family members of Mr. Katz.

Pursuant to an arrangement between Mr. Katz and his sister, Mr. Katz may exercise voting and/or investment power with respect to 1,249,568 Shares directly held by his sister. Pursuant to a separate arrangement between Mr. Katz and his daughter, Mr. Katz may exercise voting and/or investment power with respect to 200,000 Shares directly held by his daughter.

Neither the sister or daughter of Mr. Katz has voting or investment power with respect to the 1,249,568 Shares directly held by Mr. Katz. The daughter of Mr. Katz does not have voting or investment power with respect to the 1,249,568 Shares directly held by the sister of Mr. Katz. The sister of Mr. Katz does not have voting or investment power with respect to the 200,000 Shares directly held by the daughter of Mr. Katz.

Mr. Katz and his family members have not agreed to act together for the common purpose or goal of holding their Shares; therefore, Mr. Katz disclaims the existence of a “group” within the meaning of section 13(d) of the Securities and Exchange Act of 1934, as amended. As such, Mr. Katz is filing this statement individually, not as a member of a group.

(b)	Percent of class:

Item 11 of the cover page of this Schedule 13G is hereby incorporated by reference.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

Item 5 of the cover page of this Schedule 13G is hereby incorporated by reference

(ii)	Shared power to vote or to direct the vote

Item 6 of the cover page of this Schedule 13G is hereby incorporated by reference

(iii)	Sole power to dispose or to direct the disposition of

Item 7 of the cover page of this Schedule 13G is hereby incorporated by reference.

(iv)	Shared power to dispose or to direct the disposition of

Item 8 of each of the cover page of this Schedule 13G is hereby incorporated by reference.

[1]	Based on 30,040,000 Shares outstanding as of January 14, 2011.

Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of more than Five Percent on behalf of another Person.
     Not applicable.
Item 7. Identification and Classification of the Subsidiary which acquired the Security Being Reported by the Parent Holding              Company.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: April 2, 2011

DANIEL STEVEN KATZ
/s/ Daniel Steven Katz